Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A. Publicly Held Company Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55 Company Registration (NIRE): 29.3.0001633-1 CVM Code: 13986	FIBRIA CELULOSE S.A. Publicly Held Company Corporate Taxpayer ID (CNPJ/MF) 60.643.228/0001-21 Company Registration (NIRE): 35.300.022.807 CVM Code: 12793

MATERIAL FACT

São Paulo, November 29, 2018 — Suzano Papel e Celulose S.A. (“Suzano”) (B3: SUZB3) and Fibria Celulose S.A. (B3: FIBR3 | NYSE: FBR) (“Fibria” and, jointly with Suzano, the “Companies”) hereby jointly announce, complementing the material fact notices dated March 16, 2018 and the notices to the market dated June 1, August 31, September 6, November 1 and November 14, to their shareholders and the general market, that the European antitrust authority has approved the combination of their businesses and shareholder bases, in accordance with the Agreement and Plan of Merger approved by the Extraordinary Shareholders Meetings of the Companies held on September 13, 2018 (“Transaction”), subject to the early termination of the hardwood pulp offtake agreement between Fibria and Klabin S.A. (“Klabin”), which is the object of the notice to the market published by Fibria and by Klabin on May 4, 2015.

Therefore, all conditions precedent for the consummation of the Transaction have been fulfilled, which means that Suzano and Fibria may proceed with the consummation of the Transaction on a date to be announced in a notice to shareholders to be published by the Companies.

São Paulo, November 29, 2018

SUZANO PAPEL E CELULOSE S.A. Marcelo Feriozzi Bacci Chief Financial and Investor Relations Officer	FIBRIA CELULOSE S.A. Guilherme Perboyre Cavalcanti Chief Financial and Investor Relations Officer